Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of August 30, 2013

between

MENTOR GRAPHICS CORPORATION

and

SOFTECH, INC.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) dated August 30, 2013 (“Effective Date”), is between MENTOR GRAPHICS CORPORATION, an Oregon corporation, at 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777 (“Purchaser”) and SOFTECH, INC., a Massachusetts corporation, at 59 Lowes Way, Lowell, Massachusetts 01851 (“Seller”).

BACKGROUND

Seller is engaged in the business of developing software technology solutions for various markets.  Pursuant to the terms of this Agreement, Seller wishes to sell to Purchaser, and Purchaser wishes to acquire from Seller, certain technology related to the design and drafting technology of Seller (the “Business”).

The parties agree as follows:

ARTICLE I. SALE OF ASSETS

1.1

Assets to be Sold.  Upon the terms and conditions set forth in this Agreement, at the Closing (as defined in Section 1.5 below), Seller shall sell to Purchaser, and Purchaser shall buy from Seller, the following assets, each of which is listed in the corresponding schedules to this Agreement as identified below, which will be made current as of the Closing Date (“Assets”):

1.1.1

All of Seller’s rights to and interest in all of its computer software listed on Schedule 1.1.1, including without limitation all computer programs in source code, object code, flow charts and other code in any format or media, and any and all related documentation (collectively “Technology”) and “Intellectual Property” embodied in the Technology.  “Intellectual Property” shall mean, collectively, computer software, Trademarks, Patents, Copyrights, Domain Names and Trade Secrets (as those terms are defined in Article II of this Agreement), as well as all other inventions, whether or not patentable, and improvements thereto, all works of authorship, whether or not copyrightable and whether or not registered;

1.1.2

The physical assets listed in Schedule 1.1.2;

1.1.3

All customer names and addresses including names and contact information of individuals, a true and complete list of which is set forth in Schedule 1.1.3;

1.1.4

The contracts, including without limitation customer purchase orders in backlog and support agreements, listed in Schedule 1.1.4 (“Assigned Contracts”); and

1.1.5

Except as disclosed on Schedule 2.14, all other assets of Seller as necessary and advisable to run Seller’s Business, in Purchaser’s opinion.

1.2

Assets Excluded from Sale.  The remaining assets of Seller shall be excluded from the sale by Seller to Purchaser except as described in Section 1.1 above. All billed accounts receivable of the Business through the Closing Date are excluded from the sale by Seller to Purchaser, provided however, Seller agrees not to accept early renewals or accelerate business or extend customer support duration in any manner outside of its normal course of business prior to the Closing Date. Schedule 1.2 specifically identifies the assets retained by Seller.

1.3

Limited Assumption of Liabilities.  Purchaser will assume no liabilities or obligations of Seller except customer support obligations and obligations for performance under the Assigned Contracts that arise after the Closing Date.  For the avoidance of doubt, Purchaser will not be liable for any obligation or breach by Seller occurring or arising prior to the Closing Date.

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1.4

Purchase Price and Payment.  As consideration for the sale of the Assets and other commitments of Seller set forth in this Agreement, Purchaser shall pay Seller US$3,200,000 (“Closing Purchase Price”) plus a potential earn-out of up to US$750,000 (the “Earn-Out Payments”).  The Closing Purchase Price and the Earn-Out Payments are collectively referred to in this Agreement as the “Purchase Price.”  The Purchase Price will be paid as follows:

1.4.1

Closing Purchase Price.  Provided that Seller has given Purchaser applicable instructions, Purchaser shall pay to Seller US$2,880,000 at the Closing by wire transfer in immediately available funds.

1.4.2

Holdback.  The US$320,000 balance of the Closing Purchase Price (“Holdback”) shall be payable to Seller, subject to possible reduction or deferred payment under Article V of this Agreement, by wire transfer twelve months after the Closing Date (“Holdback Period”).

1.4.3

Earn-Out Payments.  Subject to possible reduction under Article V of this Agreement, Purchaser shall pay to Seller the Earn-Out Payments as set forth in the Earn-Out Agreement attached as Schedule 3.

1.5

Closing.  The purchase and sale (“Closing”) shall take place at Purchaser’s offices in Wilsonville, Oregon at 10:00 a.m. Pacific Standard Time on October 10, 2013 (“Closing Date”), subject to Seller satisfying the conditions set forth in Section 1.6.  All actions taken at Closing are deemed to have taken place simultaneously.

1.6

Closing Deliverables.  Seller shall deliver the following items to Purchaser at Closing:

1.6.1

a certificate dated the Closing Date signed by Seller’s Chief Executive Officer stating that all of the representations and warranties of Seller contained in this Agreement and in any schedule to this Agreement, shall be true and correct in all material respects as of the Closing Date, and such documents shall not omit any statement necessary in order to make the statements made not misleading;

1.6.2

fully executed offer letters, in a form satisfactory to Purchaser, with Barry Livingston and Valerie Clark;

1.6.3

all of the Assets purchased, or in the case of Seller’s Technology or other intangible assets, such instruments as are necessary or desirable to document and transfer title to such Assets from Seller to Purchaser; provided, however, that all software included in the Technology shall be delivered to Purchaser by electronic means and, provided further, that all tangible Assets will be transferred to Purchaser at a later date as determined and agreed by Purchaser and Seller and any computers or other tangible assets will have all Seller proprietary information removed prior to the transfer;

1.6.4

executed counterparts of assignment agreements for each Assigned Contract which Seller is not authorized to unilaterally assign under such Assigned Contract’s terms;

1.6.5

executed counterparts of one or more assignments of Trademarks, Patents and/or other Intellectual Property rights in forms satisfactory to Purchaser covering Intellectual Property described in Schedule 2.6, in a form sufficient for recordation with the appropriate governmental body;

1.6.6

any and all certificates of title relating to personal property included within the Assets as set forth on Schedule 1.1.2;

1.6.7

all appropriate executed written notices of termination to all dealers, sales representatives and other distributors of the Technology, or, as applicable in Purchaser’s discretion, necessary consents to assume such agreements;

1.6.8

a signed consent of any party whose consent is material to this transaction as set forth on Schedule 1.6.8, including but not limited to, Prides Crossing Capital;

1.6.9

such other bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and assignment, reasonably satisfactory in form to Purchaser and its counsel, as shall be necessary to consummate the transfer and sale of the Assets provided for in this Agreement and to assure Purchaser of ownership and enjoyment of the Assets;

1.6.10

a schedule of all orders related to the Technology taken since February 1, 2013, including but not limited to customer name, order amount, deliverable and to the extent the order is for support or maintenance the nature and duration of that support or maintenance;

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1.6.11

a license from Acacia Research Group LLC (“ARG”) to the patents assigned to ARG from Seller covering the Technology;

1.6.12

a Distributor Agreement executed by Seller granting Seller the right to license the Technology to Sikorsky Aircraft Corp. and SofTech Srl, a wholly owned subsidiary of Seller, the right to license the Technology throughout Europe with the exception of Germany;

1.6.13

an intellectual property assignment from all current and former Seller employees and contractors that developed Intellectual Property associated with the Technology within the past five years;

1.6.14

resolutions of Seller’s board of directors and by the holders of at least two-thirds of the outstanding capital stock of seller entitled to vote thereon (“Stockholder Approval”), duly certified by the secretary of Seller, authorizing the transactions provided for in this Agreement;

1.6.15

an Earn-Out Agreement, attached as Schedule 3, executed by Seller;

1.6.16

evidence that the Technology is no longer subject to a source code agreement with Prides Capital and that the UCC-1 filing statement covering the Technology has been removed; and

1.6.17

such other documents or instruments as Purchaser may reasonably request of Seller to carry out the intent of this Agreement.

ARTICLE II. SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Purchaser as follows:

2.1

Organization; Power and Authority.  Seller is a corporation duly organized, validly existing and in good standing under the laws of Massachusetts and duly qualified to do business in all jurisdictions in which the failure to qualify would have a Material Adverse Effect.  For purposes of this Article II, Material Adverse Effect means: (a) a material impact upon the Assets (financial in an amount equal to or greater than US$100,000 or otherwise); (b) a material impairment of the ability of Seller to perform its obligations under this Agreement; or (c) a material impairment of the ability of Seller to perform or enforce its obligations or rights, respectively, with respect to any third party.  Seller has all corporate power and authority necessary to engage in the business in which it is presently engaged and to own, lease and operate its properties as now owned, leased and operated.  Seller has all corporate power and authority necessary to enter into this Agreement and perform its obligations under this Agreement except for Stockholder Approval.

2.2

Trademark Representations.  “Trademarks” means trademarks and service marks (whether registered or unregistered), trade names, service names, logos, trade dress and designs associated with the Technology. Seller is the owner of all right, title and interest in and to all of the Trademarks, in each case free and clear of any and all encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature. Seller has not received any written notice or claim or any oral notice or claim, challenging Seller’s complete and exclusive ownership of the Trademarks.

2.3

Patent Representations. “Patents” means patents and patent applications, including any provisionals, continuations, continuations-in-part, divisionals, counterparts, reissues, renewals, foreign correspondence, reexamination certifications and applications for any of the foregoing and all related disclosures, in every country and jurisdiction which are associated with the Technology.  Seller does not hold any Patents.

2.4

Copyright Representations.

2.4.1

“Copyrights” means copyright works, registrations and applications associated with the Technology.

2.4.2

Except as disclosed in Schedule 2.4.2, Seller is the owner of all right, title and interest in and to each of the Copyrights free and clear of any and all encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and Seller has not received any written or oral notice or claim challenging: (a) Seller’s complete and exclusive ownership of the Copyrights; or (b) suggesting that any other person has any claim of legal or beneficial ownership with respect to the Copyrights.

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2.4.3

Seller has not received any written or oral notice or claim challenging or questioning: (a) the validity or enforceability of any of the Copyrights; or (b) indicating an intention on the part of any person to bring a claim that any Copyright is invalid, is unenforceable or has been misused and no Copyright otherwise has been challenged or threatened in any way.

2.4.4

Seller, to the best of its Knowledge, has not taken any action or failed to take any action (including without limitation a failure to disclose required information to the United States Copyright Office in connection with any registration), or used or enforced (or failed to use or enforce) any of the Copyrights, in each case in a manner that would result in the unenforceability of any of the Copyrights.  Seller has taken all reasonable steps to protect Seller’s rights in and to the Copyrights.  No other person has infringed or is infringing any of the Copyrights. “Knowledge” means the actual knowledge of those persons listed on Schedule 2.4.4.

2.5

Trade Secret Representations.

2.5.1

Seller, to the best of its Knowledge, has taken all reasonable steps in accordance with normal industry practice to protect its rights in confidential information and proprietary information, including without limitation any idea, formula, algorithm, design, pattern, compilation, program, specification, data, device, method, technique, process or other know-how as well as any other financial, marketing, customer, pricing and cost information related to the Business, that: (1) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, “Trade Secrets”).

2.5.2

Without limiting the generality of Section 2.5.1, Seller enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in Seller’s standard forms that assign to Seller all rights to any Technology relating to the Business that are developed by the employees, consultants or contractors, as applicable, and that otherwise appropriately protect the Technology and, except subject to appropriate confidentiality obligations, to the best of its Knowledge there has been no disclosure by Seller of its confidential information or Trade Secrets; nor have any actions been taken by Seller which would affect Seller’s ability to obtain U.S. or foreign protection for Seller’s inventions.

2.6

Schedule of Intellectual Property.  Schedule 2.6 describes specifically all Trademarks and Copyrights related to the Assets and registered in the name of, or otherwise the property of Seller.

2.7

Taxes.  Seller has filed all federal, state, local and other tax returns which it has been required to file which relate to or might in any way affect the Assets.  Each such return is true and accurate in all material respects.  Seller has timely paid all taxes due with respect to the taxable periods covered by such tax returns and all other taxes (whether or not shown on any tax return).

2.8

Deferred Support Obligations.  Except for those support agreements listed in Schedule 2.8, there are no written or, to the Company’s knowledge, oral obligations to provide additional products, product features, bug fixes, support or other services to Seller’s customers of the Business.

2.9

Effectiveness.  This Agreement has been duly executed and delivered by Seller and is binding upon and enforceable against Seller in accordance with its terms subject to Stockholder Approval.  The execution, delivery and performance of this Agreement by Seller has been duly and effectively authorized and approved by its board of directors and all requisite corporate action has been taken subject to Stockholder Approval.

2.10

Legal Proceedings.  There is no legal, administrative, arbitration or other proceeding pending to which Seller is a party, known by Seller to be threatened, or not yet threatened but known by Seller to be capable of assertion (and which, if asserted, could have an adverse impact on the Business), nor is Seller subject to any outstanding judgment, order or decree of any court or administrative agency and there has been no action, suit or proceeding instituted before a court or governmental body, or instituted or threatened by any governmental agency or body: (a) to restrain or prevent the carrying out of the transactions contemplated by this Agreement; or (b) in which the plaintiff claims a lien, security interest or any other interest in the Assets.  Seller represents that no action whatsoever has been taken for the winding-up of Seller nor has any person threatened to take any action, or convene a meeting of Seller to consider any action, for the winding-up of Seller.  There are no governmental investigations pending against Seller or the Assets.

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2.11

Compliance.

2.11.1

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not violate Seller’s Articles of Organization or Bylaws amended to the date of this Agreement.

2.11.2

Except as disclosed in Schedule 2.11.2, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not require any consent, approval or notice under, conflict with, result in the breach of any of the terms or conditions of, or constitute a default under or violate any agreement or other document or undertaking, oral or written, to which Seller is a party or by which it is bound or by which it or any of the Technology or any of its other assets may be affected.

2.11.3

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not require any consent, approval, filing or notice under, or violate any statute, ordinance, rule, regulation, or order of any court, administrative agency, or governmental body.

2.11.4

Since Seller purchased the Technology, Seller has obtained all approvals necessary for exporting Seller’s products, including Technology, outside the United States in accordance with all applicable United States export control regulations and importing the products and Technology into any country in which the products and Technology are now sold or licensed for use, and all such export and import approvals in the United States and throughout the world are valid current, outstanding and in full force and effect.

2.12

Third Party Rights in Assets; Maintenance of Assets.  Schedule 2.12 describes all written or oral licenses, permits and other business instruments under which: (a) Seller has acquired or is granted a right to use any business system, name or mark, patent, copyright, technology, know how, intellectual property or other intangible property of any third party related to the Assets; or (b) Seller grants to a third party a right to use any business system, name or mark, patent, copyright, technology, know how, intellectual property or other intangible property of any third party related to the Assets. Except for contracts disclosed in Schedule 2.12, Seller has not granted any third party any rights to, disposed of, sold, exchanged, transferred or destroyed any of the Assets under this Agreement.  Except as set forth in this Agreement, Seller has no obligation to compensate or account to any party for the use of any of Seller’s Technology.

2.13

Disclosure.  None of the representations or warranties of Seller contained in this Agreement and in any schedule to this Agreement contain or will contain any untrue statement or omit a fact necessary in order to make the statements contained in this Agreement not misleading.  Seller does not have Knowledge of any facts related to the Assets or to the Business, which are or will be materially adverse to the Technology, other than the facts disclosed pursuant to this Agreement.

2.14

Required Assets.  Except as disclosed in Schedule 2.14, the Assets include all items necessary and advisable to run the Business and for the operation, development, release to market and support of the Technology, including, but not limited to, computer equipment, technology and associated rights to perform the research and development, testing, maintenance, customer support and training and marketing of the Technology.

2.15

No Dealers, Agents or Other Distributors.  Except for contracts disclosed in the attached Schedule 2.15, Seller has not granted any third party, and no third party has otherwise obtained, the right to sublicense, distribute, promote, market, sell, modify or create derivative works of any of the Technology or take any action on Seller’s behalf concerning the Assets.

2.16

Intentionally left blank.

2.17

Intentionally left blank.

2.18

 Intentionally left blank.

2.19

Compliance with Bulk Sale Laws. Each party hereby waives compliance by the parties with the “bulk sales,” “bulk transfers,” or similar laws and all other similar laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

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2.20

Open Source; Standard Setting Organizations.  Seller warrants that the Technology is not subject to the GNU General Public License (“GPL”), any “copyleft” license, or any other open source or quasi-open source license that requires as a condition of use, modification and/or distribution of code associated with the Technology, that the Technology (or any portion of it) be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) licensed under terms approved by the Open Source Initiative or similar organizations.  Seller represents and warrants that the documentation and training materials are not subject to the GNU Free Documentation License or other license that imposes any of the conditions listed above for code.  Seller has made no submission or suggestion, and is not subject to, any agreement with standards bodies or other entities that would obligate Seller to grant licenses to or otherwise impair its control of the Technology, including the Intellectual Property in any respect.

2.21

Ownership; Sufficiency of Technology Assets.  Seller owns or possesses adequate licenses or other rights to use, free and clear of encumbrances (except in the case of licenses, the interests of the licensing party), orders, arbitration awards and contingent licenses arising from termination provisions (or other causes) in agreements between Seller and any other party, all of the Assets and associated documentation and all Technology.  Seller represents that a third party, including any current or former employees or contractors, has not claimed ownership of any of the Technology since Seller purchased the Technology.

2.22

No Infringement by Seller.  Seller warrants that the products and services used, marketed, sold or licensed by Seller, and all Technology (including without limitation unregistered copyrights) used in the conduct of the Business as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any intellectual property of any third party.

2.23

No Infringement by Third Parties.  Seller warrants that, to the best of its Knowledge, no third party is misappropriating, infringing, diluting or violating any Technology owned or exclusively licensed by Seller, and no claims for any of the foregoing have been brought against any third party by Seller.  Seller has taken reasonable steps in accordance with normal industry practice for a company with revenue less than $10 million per year to protect its Technology, including without limitation unregistered copyrights.

2.24

Development or Acquisition of Technology.  The Technology owned or purported to be owned by Seller was: (i) developed by employees of Seller within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to Seller pursuant to written agreements; or (iii) otherwise acquired by Seller from a third party who assigned all Intellectual Property rights in the Technology to Seller, and all of the foregoing have expressly waived any moral rights or similar equitable rights they may have in their assigned work product.  Since Seller purchased the Technology, the Technology has never been pre-released in an experimental or “alpha” or “beta” state.

2.25

Performance of Existing Products.  Seller’s currently licensed and marketed commercially available products related to the Business, including any customized products, perform in all material respects in accordance with the functions described in any agreed written specifications or end user documentation provided to customers or potential customers of Seller and in accordance with Seller’s contractual obligations to Seller’s customers.  Seller has not been notified, either verbally or in writing, that such products do not perform as set forth above.

2.26

Harmful Code.  Seller has not intentionally incorporated any disabling device or mechanism in the Technology and the Technology is free of all malware and other material known to be contaminants, and does not contain any bugs, errors or problems that would substantially disrupt its operation or have a substantial adverse impact on the operation of the Technology.

2.27

Liabilities to Third Parties.  Except as set forth on Schedule 2.27, Seller does not have any outstanding liabilities, pledges or encumbrances to third parties related to the Assets.

2.28

Environmental Laws.  Seller is, and has been at all times, in compliance with all U.S. federal, state or local or non-U.S. statute, ordinance or regulations pertaining to the protection of human health or the environment and any applicable orders, judgments, decrees, permits, licenses or other authorizations or mandates under such statutes, ordinances or regulations.

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ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

3.1

Organization.  Purchaser is a corporation duly organized and validly existing under the laws of the State of Oregon, and has all corporate power and authority necessary to engage in the business in which it is presently engaged.

3.2

Effectiveness.  This Agreement has been duly executed and delivered by Purchaser and is binding upon and enforceable against Purchaser in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, and other laws affecting the rights of creditors generally.  The execution, delivery and performance of this Agreement by Purchaser has been duly and effectively authorized by all necessary corporate action.

3.3

Compliance.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not:

3.3.1

Violate Purchaser’s Articles of Incorporation or Bylaws, in each case as amended to the date hereof;

3.3.2

Result in the breach of any of the terms or conditions of, or constitute a default under or violate, as the case may be, any agreement or other document or undertaking, oral or written, to which Purchaser is a party or by which it is bound or by which it or any of its properties or assets may be affected; or

3.3.3

Violate any statute, ordinance, rule, regulations, or order of any court, administrative agency, or governmental body.

ARTICLE IV. COVENANTS

4.1

Conduct of Seller Business.  Except as authorized or permitted by this Agreement, from the Effective Date, Seller will conduct its business and operations according to its ordinary and usual course of business and materially consistent with past practices until Closing.  Without limiting the generality of the foregoing, and, except as expressly contemplated in this Agreement, from the Effective Date until the Closing Date, without the prior written consent of Purchaser, Seller will not:

4.1.1

Enter into any material contract, agreement, arrangement or other understanding related to the Business with any customer or other third party in a manner that materially deviates from Seller’s past business practices.  Seller will obtain Purchaser’s prior written approval before it makes any offer, commitment, accepts any order or enters into any material contract, agreement, arrangement or understanding to provide a customer or other third party of the Business with discounted product or support services in a manner that materially deviates from Seller’s past business practices, irrespective of whether this is a new customer order or a renewal.  Seller further agrees not to accept any early renewals related to the Business in any manner outside of its normal course of business prior to Close;

4.1.2

Materially increase the rate or terms of compensation payable or to become payable by Seller to employees of the Business or commit itself to any additional, bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employees of the Business (except for merit increases to employees made in the ordinary course of business consistent with past practices);

4.1.3

Take or omit to take any other action that would be reasonably expected to cause any of the representations and warranties contained in this Agreement to be untrue in any material respect; or

4.1.4

Enter into any contract, agreement, arrangement or other understanding to do any act prohibited by, or to refrain from doing any act required by, any of the foregoing provisions of this Section.

4.2

Access to Information.  Until Closing, Seller shall, during ordinary business hours and on at least two days’ prior written notice, and subject to Section 4.3 below: (a) give Purchaser and its authorized representatives reasonable access to all books, records, plants, offices and other facilities and properties of Seller, (b) permit Purchaser to make such inspections thereof as Purchaser may reasonably request, and (c) cause its officers and advisors to furnish Purchaser with such financial, technical and operating data and other information with respect to the Business as Purchaser may from time to time reasonably request.  Any such inspection or investigation shall be conducted in such a manner so as not to interfere unreasonably with the operation of the business of Seller.

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4.3

Notification of Certain Matters; Further Financial Reports.  Seller shall give prompt notice in writing to Purchaser if any of the following occur prior to Closing: (a) the occurrence of any event which has resulted, or may result, in a Material Adverse Effect, as defined in Section 2.1 of this Agreement, that could result in the failure to satisfy any condition specified in this Agreement; or (b) any written notice or other written communication from any third person alleging that the consent of such third person is or may be required in connection with the transactions contemplated by this Agreement (collectively, “Supplemental Information”). Purchaser shall be deemed to have waived its rights to seek indemnification under Article VIII hereof with respect to a breach of a representation or warranty by the Company to the extent such breach arises from a circumstance or event occurring in its entirety after the date hereof (“Subsequent Event”) that is described in such Supplemental Information if the Purchaser elects nevertheless to consummate the transactions contemplated by this Agreement notwithstanding such Subsequent Event.  In addition, between the Effective Date and the Closing, Seller shall provide promptly to Purchaser financial reports related to the Business prepared by Seller in the ordinary course of business, and such other information as Purchaser may reasonably request, promptly upon such request.

4.4

Negotiations with Others.  From the Effective Date until the earlier of the termination of this Agreement or the Closing Date, Seller will not initiate contact with or solicit any inquiry or proposal or engage in any discussions with any third party in connection with any possible proposal regarding a sale of the Business or any similar transaction.  Seller agrees to immediately provide notice to Purchaser of any solicitation or offer made by any third party in connection with the sale of the Business or any similar transaction.

4.5

Cooperation on Tax Matters.  Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns and any audit, litigation or other proceeding with respect to taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.

4.6

Confidentiality; Publicity.  All information furnished under this Agreement to either party or its representatives will be held in confidence in accordance with the Non-Disclosure Agreement signed by the parties dated November 20, 2012.  Neither party will issue any press release describing this transaction except with the prior written approval of the other party; provided, however, if a party determines, based upon advice of counsel, that a press release or public announcement is required, or reasonably necessary to comply with, the rules and regulations of NASDAQ or any other securities exchange on which either party’s shares are listed, such party may make such press release or public announcement, in which case that party shall use commercially reasonable efforts to provide the other party reasonable time to comment on such release or announcement in advance of such issuance. Purchaser acknowledges that Seller shall be required to provide information to its shareholders subsequent to the Effective Date in order to solicit approval for completion of this transaction.  Notwithstanding the foregoing, or anything to the contrary in the Non-Disclosure Agreement referenced above, Seller acknowledges that after Closing Purchaser will be unrestricted in its right to use and disclose information related to the Assets, information provided under this Agreement or the Non-Disclosure Agreement and the existence and terms of this transaction. Purchaser acknowledges that after Closing Seller will be unrestricted in its right to disclose information related to the Assets, information provided under this Agreement or the Non-Disclosure Agreement and the existence and terms of this transaction so long as such disclosure is for the purpose of obtaining shareholder approval of this transaction or is required by applicable law or stock exchange requirements (based upon reasonable advice of counsel or is required by the Seller’s certified public accountants.

4.7

Use of Asset Sale Proceeds.  Seller agrees to use the proceeds from the sale of the Assets to resolve Seller’s outstanding liabilities to third parties related to the Business which are listed on Schedule 2.27.

4.8

No Dissolution Filing for Twelve Months.  Seller will remain an active company and Seller will not wind up or dissolve Seller for a period of twelve months from the Closing without prior written consent from Purchaser, which will not be unreasonably withheld provided, however, that the foregoing shall not apply to any transaction in which the Seller sells itself, regardless of whether by merger, asset sale or otherwise, and the buyer or successor assumes (whether by contract or operation of law) Seller’s indemnity obligations hereunder.

4.9

No Dividends or Share Repurchases.  Subsequent to the Effective Date, Seller will not make any dividends to shareholders or repurchase any Seller shares, for a period of twelve months from the Closing without the prior written consent from Purchaser, which shall not be unreasonably withheld with the exception of (i) repurchasing shares held by Greenleaf Capital for a total purchase price not to exceed US$100,000, and/or (ii) repurchasing 50,000 shares from specified investors for $5.50 per share under an existing put agreement that may be exercised by those investors, at their sole discretion, between June 1 and 30, 2014.

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ARTICLE V. CONDITIONS TO CLOSING BY PURCHASER

The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing  of each of the following conditions:

5.1

Representations and Warranties; Performance of Obligations; Certificate.

5.1.1

Each of the representations and warranties made by Seller contained in this Agreement shall be materially true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case, such representation and warranty shall be true as of such date.

5.1.2

Each of the obligations of Seller required by this Agreement to be performed by it at or prior to the Closing shall have been materially performed and complied with as of the Closing.

5.1.3

Each document required by Section 1.6 to be delivered by Seller shall have been delivered.

5.1.4

At the Closing, Purchaser shall have received a certificate, dated as of the Closing Date and duly executed by Seller, to the effect that the conditions set forth in the preceding three paragraphs have been satisfied and that complete sets of all the deliverables described in Section 1.6 have been delivered to Purchaser.

5.2

Compliance with Laws.  Seller has complied with local laws and regulations related to board of director resolutions, shareholder resolutions and consents, as required to consummate the transactions contemplated in this Agreement.

5.3

Absence of Litigation.  No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement.  No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

5.4

No Material Adverse Effect.  No event shall have occurred with respect to Seller, its business or properties that is reasonably expected to have a Material Adverse Effect as defined in Section 2.1 of this Agreement.

ARTICLE VI. CONDITIONS TO CLOSING BY SELLER

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

6.1

Representations and Warranties; Performance of Obligations; Closing Deliveries.

6.1.1

Each of the representations and warranties made by Purchaser contained in this Agreement shall be true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true as of that date.

6.1.2

Each of the obligations of Purchaser required by this Agreement to be performed at or prior to the Closing shall have been duly performed and complied with as of the Closing.

6.1.3

Stockholder Approval shall have been obtained.

6.1.4

Consent of Prides Capital has been obtained.

6.1.5

Transfer of license for automated dimensioning patents from Acacia Research Group.

Asset Purchase Agreement  Page 10

6.2

Absence of Litigation.  No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement.  No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

ARTICLE VII. TERMINATION AND ABANDONMENT

7.1

Termination.  Except as specifically provided hereunder, this Agreement may not be terminated at any time prior to Closing:

7.1.1

by mutual written consent of Seller and Purchaser;

7.1.2

by Seller or Purchaser at any time after November 30, 2013 (“Termination Date”), provided that, if the Closing has not occurred by the Termination Date because a party is in material breach of this Agreement and has failed to cure such material breach prior to Closing, then the party responsible for such breach may not avail itself of the right under this Section, and provided further that in any such event, the non-breaching party shall not be deprived of any remedy under this Agreement or at law against the breaching party;

7.1.3

by Purchaser, if there has been a breach by Seller of a representation or warranty contained in this Agreement or failure by Seller to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Purchaser or cured by Seller prior to Closing; or

7.1.4

by Seller, if there has been a breach by Purchaser of a representation or warranty contained in this agreement or failure by Purchaser to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Seller or cured by Purchaser prior to Closing.

7.2

Procedure and Effect of Termination.  In the event of termination of this Agreement and abandonment of the contemplated transactions by any or all of the parties pursuant to Section 7.1, written notice shall promptly be given by the terminating party to the other party and, in such event, this Agreement shall terminate and the contemplated transactions shall be abandoned, without further action by any of the parties; provided, however, that the foregoing shall not be construed to deprive any party of any remedy under this Agreement or at law if this Agreement is terminated in violation of this Agreement or if it is terminated pursuant to Sections 7.1.3 or 7.1.4.

ARTICLE VIII. POST CLOSING CLAIMS

8.1

Survival of Representations, Warranties and Covenants.  All representations, warranties, covenants and agreements of Seller made in this Agreement, or in any schedule to this Agreement, and the liabilities of Seller for the breach or inaccuracy of any such representation, warranty or promise shall survive the Closing for a period of one year from the Closing Date.

8.2

Indemnification.

8.2.1

Seller shall indemnify and hold harmless Purchaser from and against losses, damages, liabilities and claims (“Losses”) arising out of, based upon or resulting from: (i) any inaccuracy of any representation or warranty of Seller which is contained in this Agreement; (ii) the transfer of undertaking laws in Germany; or (iii) any breach or non-fulfillment by Seller of any covenants, agreements or other obligations contained in this Agreement; provided that Purchaser provides Written Notice to Seller in compliance with Section 9.6.  “Losses” under this Section 8.2 shall include all reasonable fees, costs and expenses of any kind related to Losses, including without limitation, attorney’s fees, except costs and expenses related to Purchaser’s employees’ time and Purchaser’s overhead shall be excluded.  Subject to Section 8.3, Purchaser shall have the right to hold back payments from the Holdback and the Earn-Out Payments equal to a reasonable and good faith estimate of Losses arising from such claim pending resolution of such claim.  If a claim is resolved following the Holdback Period or the date any Earn-Out Payments are due and Losses with respect to such claim are less than the amount withheld by Purchaser, Purchaser shall promptly release any amount due to Seller with the amount remaining following the Holdback Period or the date any Earn-Out Payments are due to be used solely as recourse for the particular claim pending, or otherwise released to Seller.  In the event that no claims for Losses have been made against the Holdback or Earn-Out Payments on the date such payments are due, the entire payment shall promptly be distributed to Seller, as applicable.

Asset Purchase Agreement  Page 11

8.2.2

Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall not make a claim for Losses until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 8.2.1 exceeds $30,000 (the “Basket Amount”), in which case Purchaser may make claims for indemnification for all Losses, including the Basket Amount.

8.3

Notice of Claims; Resolution of Claims.

8.3.1

Purchaser shall give Seller timely written notice (the “Written Notice”) pursuant to Section 9.6 of this Agreement, as it becomes aware of any Losses it seeks to have satisfied out of the Holdback or the Earn-Out Payments.  Written Notice shall (i) include the amount of such Losses (which, in the case of Losses not yet incurred or paid may be the maximum amount reasonably likely to be incurred or paid) and (ii) specify in reasonable detail the facts and circumstances related to the breach and the individual items of such Losses arising out of, resulting from or in connection with such breach.

8.3.2

For claims under this Article V, the “Claim Date” is the date written notice is provided to Seller under Section 9.6.  Seller shall have fifteen calendar days after the Claim Date within which to provide Purchaser with detailed written notice objecting to any Losses claimed by Purchaser (the “Objection Period”).  In the event Seller does not provide such detailed written notice to Purchaser before the end of the Objection Period, Purchaser may reduce the Holdback or the Earn-Out Payments by an amount equal in value to the accumulated dollar amount of Losses in accordance with this Agreement.  The remainder of the Holdback or the Earn-Out Payments shall be retained for Seller’s benefit until the date such payment is due, and released to Seller thereon.

In the event Purchaser receives a detailed written notice before the end of the Objection Period from Seller objecting to any Losses:

(a)

Purchaser shall be entitled to retain the portion of the Holdback or Earn-Out Payments equal in value to the accumulated dollar amount of Losses objected to by Seller (the “Disputed Loss Amount”) until such dispute is resolved, and shall release to Seller the portion of the Holdback or Earn-Out Payments (as applicable) equal in value to the accumulated dollar amount of Losses not being objected to.

(b)

Purchaser and Seller shall work together in good faith to resolve any dispute related to the Disputed Loss Amount.

(c)

If a determination as to the distribution of the Disputed Loss Amount cannot be made by mutual agreement between Purchaser and Seller within 90 calendar days after the Claim Date, then either party may submit the matter to a court of competent jurisdiction for resolution.

(d)

Purchaser shall distribute or retain the Disputed Loss Amount (i) in accordance with the mutual agreement of Purchaser and Seller or (ii) in accordance with a final order from a court of competent jurisdiction to which the matter was submitted. In the event whereby Purchaser has been found to have retained an amount in excess of 25% more than it had the right to retain, Purchaser shall reimburse Seller for reasonable legal expenses incurred in pursuing resolution which shall not exceed US$20,000.

8.4

Matters Involving Third Parties.  If any third party notifies either party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other party (the “Indemnifying Party”) under this Article VIII, then the Indemnified Party shall promptly (and in any event within five business days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.  The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice.  Unless and until the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may defend against the Third Party claim in any manner it may reasonably deem appropriate.  In no event will the Indemnified Party consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party.

Asset Purchase Agreement  Page 12

ARTICLE IX. MISCELLANEOUS

9.1

Absence of Brokerage Fee.  Seller and Purchaser shall share equally any fees paid to Kwame James in connection with the transactions contemplated by this Agreement.  Notwithstanding the foregoing, Purchaser’s responsibility to Kwame James will not exceed US$20,000.  Except as stated in this Section, Seller and Purchaser represent and warrant to each other that no broker or finder has acted on its behalf in connection with this Agreement or the transactions contemplated by this Agreement, and no brokerage fee shall be due upon the consummation of such transactions.

9.2

LIMITATION OF LIABILITY.  IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS) WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY, REGARDLESS OF WHETHER THE PARTY HAS BEEN ADVISED OF SUCH DAMAGES.  IN NO EVENT SHALL EITHER PARTY’S LIABILITY UNDER THIS AGREEMENT EXCEED THE PURCHASE PRICE.

9.3

Amendment of Agreement.  This Agreement may be amended or modified, and its terms, covenants or conditions may be waived, only by written agreement of the parties, or, in the case of a waiver, by a writing executed by the party waiving compliance.

9.4

Taxes.  Seller is responsible for all income or capital gains taxes that may be due as a direct result of this Agreement or in connection with payments made by Purchaser under this Agreement. All other taxes assessed against or incurred by Seller in connection with this Agreement shall be borne by Seller and all other taxes assessed against or incurred by Purchaser in connection with this Agreement shall be borne by Purchaser.

9.5

Fees and Expenses.  All fees and expenses incurred by Seller in connection with this Agreement shall be borne by Seller and all fees and expenses incurred by Purchaser in connection with this Agreement shall be borne by Purchaser.

9.6

Notices.  Any notices or communication given pursuant to this Agreement by a party to the other party shall be in writing and delivered, upon receipt of transaction confirmation if sent by facsimile, or mailed by international courier service, postage prepaid (mailed notices shall be deemed given when duly mailed), as follows:

If to Purchaser:	If to Seller:
Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville, Oregon 97070 Attn: General Counsel	SofTech, Inc. 59 Lowes Way Lowell, MA 01851 Attn: CEO

or to the attention of such other persons at such other addresses as may have been furnished by a party to the other party in writing.

9.7

Governing Law.  This Agreement shall be construed in accordance with the laws of Oregon, exclusive of conflicts of law provisions.  All disputes arising out of or in connection to this Agreement shall be submitted to the exclusive jurisdiction of the courts in Portland, Oregon, U.S.A.  Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated by this Agreement.

9.8

Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9

Integration.  The terms set forth in this Agreement and the schedules attached to this Agreement are intended by the parties as a final, complete and exclusive expression of the terms of their agreement and may not be contradicted, explained or supplemented by evidence of any prior written or oral agreement, representation or warranty or any consistent additional terms. The schedules and exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

9.10

Headings.  The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Asset Purchase Agreement  Page 13

9.11

Further Assurances.  Seller shall make available to Purchaser any records, documents and data retained by Seller and Purchaser shall make available to Seller any documents and data necessary to complete the transactions contemplated by this Agreement.  Both parties shall execute, deliver and acknowledge all instruments of transfer and conveyance and do and perform all such other acts and things as either party may reasonably require more completely to consummate the transactions contemplated by this Agreement.

9.12

Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, that in the event of assignment by Seller, Purchaser shall be required to make payment under this Agreement to only one agent.

9.13

Severability.  If any term of this Agreement or its application in any circumstance is held invalid or unenforceable, the invalidity or unenforceability will not affect any other terms of this Agreement which can be given effect without the invalid or unenforceable term nor the applicability of that term in any other circumstance.

9.14

Representation by Counsel.  The parties understand, represent and warrant that each enters into this Agreement having voluntarily consulted with their own independent legal counsel, and that each party has read, fully understands and voluntarily accepts the terms.

Seller and Purchaser have duly executed and delivered this Agreement as of the day and year first above written.

SOFTECH, INC. By: /s/Joseph P. Mullaney (Authorized Representative) Typed Name: Joseph P. Mullaney Title: CEO Date: August 30, 2013	MENTOR GRAPHICS CORPORATION By: /s/Dean Freed (Authorized Representative) Typed Name: Dean Freed Title: Vice President Date: August 30, 2013

Asset Purchase Agreement  Page 14

LIST OF SCHEDULES

Schedule 1.1.1

Technology

Schedule 1.1.2

Physical Assets

Schedule 1.1.3

Customer List

Schedule 1.1.4

Assigned Contracts

Schedule 1.2

Excluded Assets

Schedule 1.6.8

Required Consents

Schedule 2.4.2

Lien Disclosure

Schedule 2.4.4

Knowledge

Schedule 2.6

Intellectual Property

Schedule 2.8

Deferred Support Obligations

Schedule 2.10

Legal Proceedings

Schedule 2.11.2

Consents

Schedule 2.12

Third Party Rights in Assets

Schedule 2.14

Required Assets

Schedule 2.15

No Dealers, Agents or other Distributors

Schedule 2.27

Liabilities to Third Parties

Schedule 3

Earn-Out Agreement

Schedule 9.1

Brokerage Fee